BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 5, 2007

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on November 5, 2007, at 2:30 p.m., met at the company’s head office, under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Disclosure and Insider Trading Committee and Audit Committee, as well asexamining the financial statements for the period from January to September 2007.

Opening the meeting’s agenda, the Director Dr. Alfredo Egydio Setubal apprised the other board directors present of the principal matters discussed at the meeting of the Disclosure and Insider Trading Committee, held on October 23, 2007.

Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the period from August 7th to November 1st, 2007.

Subsequently, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the financial statements for the period ending September 30, 2007, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (the New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

BANCO ITAÚ HOLDING FINANCEIRA S.A Meeting of the Board of Directors of November 5, 2007	fls.2

Terminating the agenda of the day and having accepted the proposal presented by the Senior Financial Risks Management Commission, the Board of Directors unanimously resolved to authorize the use of the option of considering as a bought position, for the purposes of establishing the exchange exposure, the foreign investments, computing the tax effects pursuant to article 9 of BACEN Circular 3,367 of September 12, 2007.

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, November 5, 2007. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer